12-3981

In Re ProShares Trust Sec. Litig.

UNITED STATES COURT OF APPEALS

FOR THE SECOND CIRCUIT

August Term, 2012

(Argued: May 2, 2013                                         Decided: July 22, 2013)

Docket No. 12-3981

IN RE PROSHARES TRUST SECURITIES LITIGATION

MARK KARASICK, STEVEN S. NOVICK, SUSAN ASAI, STEPHEN C. HERMAN, CHARLES SANKOWICH, MICHAEL A. HYMAN, HOWARD SCHWACK, FRANCISCO JAVIER DE LION DIAZ, RENE LACROIX, ANTHONY KOURI, ANTHONY ALEXANDER, JAY BILYEU, JUDY BILYEU, MICHAEL ERIC CODLIN, WENDY ROCKWELL-GOFF, ROBERT SCHUMACHER, JAMES HERSHMAN, DOROTHY HERSHMAN, SCOTT TESSLER, RICHARD RHOADS, MARTIN GARY NORRIS, DOROTHY LOWELL, NANCY HITCHINS, THOMAS TRUONG, EDWARD CISNEROS, CHRIS HONCIK, STEPHEN SHOAP, DMITRI ROUTSKI, ELENA LAVENDER-BOWEN, DAVID BOWMAN, DAVID CHOW, MARK EVERETT BROWN, JONATHAN DEAN, LAWRENCE LEWIS SINSEL, JR., KENNETH L. KRAMER, LAWRENCE I. WEINER, JOHN E. KILLOUGH, ALAN PARKER, SCOTT A. SMELTZ, HOWARD SCHWACK, DOUGLAS JONES, STEPHEN HERMAN, ON BEHALF OF THEMSELVES AND ALL OTHERS SIMILARLY SITUATED, STEVEN SCHNALL, SHERRI SCHNALL, ON BEHALF OF THEMSELVES,

Plaintiffs-Appellants,

–v.–

PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL S. REYNOLDS, III, MICHAEL WACHS, SIMON D. COLLIER, PROSHARES TRUST II, EDWARD KARPOWICZ, WILLIAM E. SEALE, CHARLES TODD, BARRY PERSHKOW,

Defendants-Appellees.

Before:

WESLEY, CARNEY, WALLACE,* Circuit Judges.

Appeal from an order of the United States District Court for the Southern District of New York (John G. Koeltl, Judge), entered on September 12, 2012, dismissing Plaintiffs-Appellants’ third amended complaint, with prejudice, pursuant to Federal Rule of Civil Procedure 12(b)(6). Plaintiffs complain that Defendants offered investments in forty-four leveraged exchange-traded funds (“ETFs”) through prospectuses that failed to warn them about the magnitude and probability of loss in beyond-a-day investments even when investors correctly predicted the overall direction of the ETFs’ underlying index. Furthermore, Plaintiffs allege that Defendants included various contra-indicators of successful long-term investments in the prospectuses which the alleged omissions made misleading. Accordingly, Plaintiffs seek to hold Defendants liable for the alleged omissions and misleading statements pursuant to sections 11 and 15 of the Securities Act of 1933, 15 U.S.C. §§ 77k & 77o. After a comprehensive review of the relevant prospectuses, the district court concluded that the alleged omissions were immaterial as a matter of law because the prospectuses warned of the risks that materialized and no reasonable investor who read them would have been misled about the risks of leveraged-ETF investments. After our own review of the complaint and of the prospectuses, we agree with that conclusion.

AFFIRMED.

CHRISTOPHER LOVELL, Lovell Stewart Halebian

Jacobson LLP, New York, NY (Jacob H. Zamansky, Zamansky & Associates LLC, New York, NY, on the brief), for Plaintiffs-Appellants.

ROBERT A. SKINNER, Ropes & Gray LLP, Boston, MA

(Nick W. Rose, Ropes & Gray LLP, Boston, MA;

*	The Honorable J. Clifford Wallace, of the United States Court of Appeals for the Ninth Circuit, sitting by designation.

Douglas H. Hallward-Driemeier, Ropes & Gray LLP, Washington, D.C., (on the brief), for Defendants-Appellees ProShares Trust, ProShares Trust II, ProShare Advisors LLC, SEI Investments Distribution Co., Michael Sapir, Louis Mayberg, Edward Karpowicz, William Seale, Simon Collier, Charles Todd, and Barry Pershkow.

Arthur H. Aufses III, Steven S. Sparling, Kramer Levin Naftalis & Frankel LLP, New York, NY, for Defendants-Appellees Russell Reynolds and Michael Wachs.

WESLEY, Circuit Judge:

In this putative class action, Plaintiffs collectively purchased shares in forty-four leveraged ProShares exchange-traded funds (“ETFs”) during the August 6, 2006 through June 23, 2009 class period. Third Amended Complaint (“TAC”) ¶¶ 1-2. They seek to hold Defendants-Appellees ProShares Trust and ProShares Trust II (collectively, “ProShares”) liable for material omissions and misrepresentations in the prospectuses for those ETFs pursuant to sections 11 and 15 of the Securities Act of 1933 (“‘33 Act”), 15 U.S.C. §§ 77k & 77o.1

[1]	Defendant-Appellee ProShares Trust (“ProShares I”) registered with the Securities and Exchange Commission (“SEC”) as an open-end management investment company under the Investment Company Act of 1940. TAC ¶ 62(a). Defendant-Appellee ProShares Trust II (“ProShares II,” collectively with ProShares I “ProShares”) registered with the Commodity Futures Trading Commission as a commodity pool. TAC ¶ 62(b). ProShares I offered thirty-eight of the ETFs underlying this action; ProShares II offered six. TAC ¶ 62(a), (b). Plaintiffs have not identified any meaningful distinction between ProShares I’s and ProShares II’s securities or registration statements such that one of the fund defendants would be subject to liability while the other would not.

A. Exchange-Traded Funds

In a series of press releases, ProShares indicated that their ETFs were for “investors interested in pursuing more sophisticated” trading strategies. See TAC ¶¶ 104-08 (internal quotation marks omitted). With ProShares ETFs, investors could hedge and manage risk without having “‘to go through the process of setting up margin accounts or covering margin calls - they [could] simply trade ProShares.’” TAC ¶ 104 (quoting June 21, 2006 Press Release). “‘And unlike a margin account, [an investor] can’t lose more than [she] invest[s].’” TAC ¶ 106 (quoting Feb. 1, 2007 Press Release). This is because ETFs operate like indexed mutual funds but trade like stocks. TAC ¶ 82.

“ETFs frequently track an index, a sector of stocks, or a commodity or currency.” TAC ¶ 81. They are considered to be “indexed mutual funds that trade like stocks,” TAC ¶ 82, but they differ from mutual funds because they are generally sold to institutional investors in large blocks of shares, called Creation Units. These investors generally purchase Creation Units in exchange for “baskets” of securities that mirror the securities in the ETF portfolio. Investors who purchase Creation Units often split up the Units into individual shares and sell them on a secondary market to retail investors who otherwise might not be able to access ETFs because of the cost of Creation Units. These retail investors are then able to sell shares of ETFs on the secondary market, but they generally cannot redeem shares with the ETFs because the ETFs often redeem shares only when they are packaged in Creation Units. TAC ¶ 82.

ProShares offered three types of ETFs: (1) an Inverse ETF, (2) an Ultra Long ETF, and (3) an Ultra Short ETF. TAC ¶ 93(a)-(c). An Inverse ETF aimed to “replicate the inverse movement of the specified index over one day.” TAC ¶ 93(a). An Ultra Long ETF tried to “double the performance of the underlying index or benchmark on a daily basis.” TAC ¶ 93(b). And an Ultra Short ETF was designed to “double the inverse of the performance of the underlying index or benchmark on a daily basis.” TAC ¶ 93(c). Accordingly, if the “specific index, benchmark, sector or commodity on which an ETF [was] based[] increase[d] by 1% on a given day, then [the Inverse ETF] would decrease by 1%; the [Ultra Long ETF] would increase by 2%; and [the Ultra-Short ETF] would decrease by 2%.” TAC ¶ 94. Each one of the ETFs in this case is leveraged.

B. Registration Statements

ProShares I filed its registration statement on SEC Form N-1A. TAC ¶ 89. ProShares II filed its registration statement on Forms S-1 and S-3. TAC ¶ 91. The registration statements consisted of, inter alia, a prospectus and a statement of additional information (“SAI”). Though ProShares I and ProShares II provided investors with several different offering documents relevant to this appeal, ProShares’ key disclosures relating to the ETFs at issue here were materially consistent across all of the documents.

All relevant ProShares registration statements disclosed that the ETFs pursued daily investment objectives and daily investment results. See Skinner Decl., App’x A, Item 1; App’x B, Item 1. ProShares I’s offering documents make clear that these daily objectives were bets that it could return a stated multiple of an ETF’s underlying index each day by investing in different components of the underlying index through various financial instruments. For example, “principal investment strategies include[d i]nvesting in equity securities and/or financial instruments (including derivatives) that ProShare Advisors believe[d], in combination, [w]ould have similar daily price return characteristics” of a stated multiple of the ETF’s underlying index. June 19, 2006 ProShares I Reg. Stmt at 7.

To achieve the predicted daily investment results, ProShare Advisors or a Sponsor would determine the type, quantity, and mix of investment positions that an ETF should hold. In addition, ProShares reserved the right to substitute a different index or security for an ETF’s underlying index and disclosed that it might over-weight or under-weight certain components contained in the underlying index. See, e.g., id. at 59-60; see also, e.g., Nov. 17, 2008 ProShares II Reg. Stmt. at 33-34. Furthermore, the ETFs never took a defensive position and would remain “fully invested at all times in securities and/or financial instruments that provide exposure to its [u]nderlying [i]ndex without regard to market conditions, trends, or direction.” June 19, 2006 ProShares I Reg. Stmt at 60; see also Nov. 17, 2008 ProShares II Reg. Stmt. at 33. The ETFs’ views were expressly myopic: long-term objectives were blurred because they were focused only on meeting a benchmark tied to an underlying index one day at a time with a portfolio of different securities.

Moreover, ProShares warned that its decision to invest in a particular stock or financial instrument was not based on the “investment merit of a particular security, instrument, or company” and that it did not use “conventional stock research or analysis, or forecast stock movement or trends” in managing the assets of the funds. June 19, 2006 ProShares I Reg. Stmt at 60; see also Nov. 17, 2008 ProShares II Reg. Stmt. at 34. Instead, ProShares ETFs pursued daily results through aggressive investment techniques. For ProShares I, each registration statement warned that the ETFs used financial instruments and “investment techniques . . . that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements, and similar instruments.” See Skinner Decl., App’x A, Item 6. ProShares I also disclosed that use of these techniques and financial instruments exposed the ETFs to “potentially dramatic” losses. Id. Similarly, each relevant ProShares II prospectus warned that the aggressive financial instruments had “volatile [trading prices, and that] even a small movement in market prices could cause large losses” because an ETF investment was “speculative” and involved a high degree of risk. See id., App’x B, Item 6.

ProShares also warned that ETFs could not pursue their stated objectives for beyond-a-day periods because mathematical compounding and leveraging prevented the ETFs from reaching those results. See id., App’x A, Item 2; App’x B, Item 2. In that regard, ProShares disclosed that “[o]ver time, the cumulative percentage increase or decrease in the net asset value of the [ETFs] may diverge significantly from the cumulative percentage increase or decrease in the multiple of the return of the Underlying Index” due to a compounding effect of daily gains and losses.2 For ProShares II, the warning was even more direct: “[u]sing leverage . . . should be considered . . . speculative and could result in the total loss of an investor’s investment.” See id., App’x B, Item 6. In its brief, ProShares provided a hypothetical illustration of two investors who invested in an Ultra Long ETF at separate times to illustrate the effect an index’s volatility would have on those investments’ returns. We have provided that example in Appendix A.

[2]	Beginning with its September 2007 registration statement, this information was moved to the SAI.

C. Alleged Omissions and Misstatements

Plaintiffs principally complain that ProShares failed to disclose the magnitude and probability of loss for beyond-a-day investments in ProShares ETFs despite investors’ correct predictions regarding the overall movement of the indices underlying the ETFs. Furthermore, Plaintiffs allege that the registration statements contained various “contra-indicators” of successful long-term investments which the above omissions made materially misleading. The district court rejected these arguments and dismissed the complaint with prejudice pursuant to Federal Rule of Civil Procedure 12(b)(6). In re ProShares Trust Sec. Litig., 889 F. Supp. 2d 644 (S.D.N.Y. 2012). In sum, the district court concluded that ProShares warned of the risks that materialized. For the reasons that follow, we agree.

DISCUSSION

The standard of review is neither contested nor determinative.3

A. Alleged Omissions

Liability attaches to a security’s issuer, its underwriter, and certain other statutorily enumerated parties pursuant to section 11 of the `33 Act if “any part” of the operative registration statements “omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” 15 U.S.C. § 77k(a); see also In re Morgan Stanley Info. Fund Sec. Litig., 592 F. 3d 347, 360 (2d Cir. 2010). To state a plausible section 11 claim based on an alleged omission, a complaint must pass two distinct hurdles: it must identify an omission that is (1) unlawful and (2) material. See Morgan Stanley, 592 F. 3d at 360. In other words, “[m]ateriality alone does not demand disclosure, nor does the duty to disclose encompass non-material information.” Panther Partners, Inc. v. Ikanos Commc’ns, Inc., 538 F. Supp. 2d 662, 668 (S.D.N.Y. 2008).

[3]	“We review de novo the dismissal of a complaint under [Federal] Rule [of Civil Procedure] 12(b)(6), accepting all factual allegations as true and drawing all reasonable inferences in favor of the plaintiff.” Litwin v. Blackstone Grp., L.P., 634 F. 3d 706, 715 (2d Cir. 2011) (internal quotation marks omitted).

A plaintiff who plausibly pleads an unlawful omission comes close to stating a section 11 claim because materiality “will rarely be dispositive in a motion to dismiss.” See Morgan Stanley, 592 F. 3d at 360. Nevertheless, the materiality hurdle remains a meaningful pleading obstacle, and we will dismiss a section 11 claim where the alleged omission was “so obviously unimportant to a reasonable investor” that reasonable minds would agree on that omission’s unimportance. Id. (internal quotation marks omitted). In fact, the Supreme Court has been “‘careful not to set too low a standard of materiality,’ for fear that management would ‘bury the shareholders in an avalanche of trivial information.’” Matrixx Initiatives, Inc. v. Siracusano, 131 S.Ct. 1309, 1318 (2011) (quoting Basic Inc. v. Levinson, 485 U.S. 224, 231 (1988)).

In judging whether an alleged omission was material in light of the information already disclosed to investors, we consider whether there is “‘a substantial likelihood that the disclosure of the [omitted material] would have been viewed by the reasonable investor as having significantly altered the total mix of information [already] made available.’” DeMaria v. Andersen, 318 F. 3d 170, 180 (2d Cir. 2003) (emphasis added) (quoting TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)). “It is not sufficient to allege that the investor might have considered the misrepresentation or omission important.” Ganino v. Citizens Utils. Co., 228 F. 3d 154, 162 (2d Cir. 2000). While the “objective of a prospectus is to solicit investment by the general public” and “the intended audience . . . encompasse[s] both sophisticated financial analysts and untutored lay persons,” Greenapple v. Detroit Edison Co., 618 F. 2d 198, 210 (2d Cir. 1980), the prospectuses are not “‘required to address [reasonable investors] as if they were children in kindergarten,’” id. (quoting Richland v. Crandall, 262 F. Supp. 538, 554 (S.D.N.Y. 1967)). In the words of the district court below, “[w]hen a registration statement warns of the exact risk that later materialized, a [s]ection 11 claim will not lie as a matter of law.” ProShares, 889 F. Supp. 2d at 653.

Here, the district court concisely summarized Plaintiffs’ allegations: the “thrust of the [P]laintiffs’ [s]ection 11 claim is that the registration statements omitted the risk that the ETFs, when held for a period of greater than one day, could lose substantial value in a relatively brief period of time, particularly in periods of high volatility.” Id. at 654. The district court dismissed that claim in equally concise language: “the disclosures in the registration statements accurately conveyed the specific risk that the [P]laintiffs assert materialized: when investors held the ETFs for periods longer than one day the funds’ performance widely diverged from the performance of the underlying indices sometimes resulting in losses despite the overall direction of the underlying indices.” Id. at 656. We agree that the relevant prospectuses adequately warned the reasonable investor of the allegedly omitted risks.

1. The Magnitude of Beyond-A-Day Losses

Plaintiffs allege that the registration statements omitted the risk that correctly predicting the long-term movement in an ETF’s underlying index could result in a substantial loss in their investment over that same period of time. Plaintiffs acknowledge that the prospectuses warned that the value of long-term ETF investments “may diverge significantly” from that ETF’s underlying index.

Pls. Br. at 42. The complaint even recognizes that the ProShares ETFs “did not seek to achieve long[-]term cumulative investment returns in their ETFs” and that they “could not seek such returns.” TAC ¶ 100. Plaintiffs assert, however, that the “diverge significantly” disclosure does not speak to a divergence that results in actual, substantial loss.

“In evaluating a prospectus, we read it as a whole.” DeMaria, 318 F. 3d at 180 (internal quotation omitted). As we read the prospectus cover-to-cover, we consider whether the disclosures and representations, “taken together and in context, would have misl[ed] a reasonable investor about the nature of the [securities].’” Id. (quoting McMahan & Co. v. Wherehouse Entm’t, Inc., 900 F. 2d 576, 579 (2d Cir. 1990)). “As we have explained, ‘[a] prospectus will violate federal securities laws if it does not disclose material objective factual matters, or buries those matters beneath information, or treats them cavalierly.’” DeMaria, 318 F. 3d at 180 (quoting Olkey v. Hyperion 1999 Term Trust, Inc., 98 F. 3d 2, 5 (2d Cir. 1996) (internal quotation marks omitted)).

Here, the district court concluded that it was “not possible to read the registration statements . . . without understanding that the ETFs were particularly risky and speculative and were intended to meet their stated goal only over the course of a single day.” ProShares, 889 F. Supp. 2d at 656. The district court reasoned that while “some [P]laintiffs lost money while guessing correctly on the direction of the underlying index, this possibility is plainly consistent with the significant divergence that was disclosed in the registration statements.” Id. On appeal, Plaintiffs maintain that the district court overvalued the “diverge significantly” disclosure because “‘[d]iverge significantly’ is not a synonym for ‘loss’” and “refers only to [an ETFs’] outperforming or underperforming” a perfect long-term correlation with its index. At the very least, they argue, “diverge significantly” does not include large, rapid losses. Pls. Br. at 42-43.

We are unpersuaded by this argument, and Plaintiffs’ efforts to find a meaningful distinction between “diverge significantly” and “actual loss” strains the plain meaning of the former phrase. Because one might expect the long-term value of an ETF to correlate with the long-term value of its underlying index, ProShares warned that the actual results might diverge significantly from that prediction. “Significant” means large or important; in the context of the offering documents, “divergence” means the opposite from one’s expectation. ProShares’ “significant divergence” disclosures, fairly read, put investors on notice that an ETF’s value might move in a direction quite different from and even contrary to what an investor might otherwise expect.

Plaintiffs use a linguistic preference to read out of the prospectuses a scenario which the ProShares disclosures clearly contemplate. Time and again, we have said that “disclosure is not a rite of confession or exercise in common law pleading.” Morgan Stanley, 592 F. 3d at 365 (internal quotation marks omitted). Because the “role of the materiality requirement is not to attribute to investors a child-like simplicity,” we presume that a reasonable investor can comprehend the basic meaning of plain-English disclosures and will not credit Plaintiffs’ narrow reading of “diverge significantly.” See Basic, 485 U.S. at 234 (citations omitted).

Perhaps more importantly, the “diverge significantly” disclosure takes on additional meaning within the context of the prospectus as a whole. The earliest relevant prospectuses make absolutely clear that the ETFs operated pursuant to daily investment objectives, that they utilized leveraged investment techniques to achieve those objectives, and that mathematical compounding combined with leveraging prevented the ETFs from achieving their stated objectives over a period of time greater than one day. All the ProShares I prospectuses make clear that ETFs used aggressive financial instruments and investment techniques that exposed the ETFs to potentially “dramatic” losses “in the value of its portfolio holdings and imperfect correlation to the index underlying”; ProShares II warned that volatility could result in a “total loss of an investor’s investment.” See Skinner Decl., App’x A, Item 6; App’x B, Item 6.

Accordingly, we conclude that it is implausible that substituting “actual loss” for “diverge significantly” is a change substantially likely to be viewed by a reasonable investor as having significantly altered the import of the total mix of information ProShares made available. See Basic, 485 U.S. at 232.

2. The Probability of Long-Term Loss

Plaintiffs also complain that ProShares omitted that certain market circumstances would “necessarily [cause] quick and potentially large losses” despite an investor’s correct prediction of the overall, beyond-a-day direction of an ETF’s underlying index. Pls. Br. at 1 (emphasis added); see also id. at 24-25; TAC ¶¶ 12-26. The complaint further asserts that ProShares possessed an “undisclosed mathematical formula” which “very accurately predicted and described the relationship between the movements in each type of ETF’s price and the movements in the index underlying the ETF in any market scenario.” See TAC ¶ 13. Based on this formula, Plaintiffs allege that ProShares knew and omitted that certain market conditions could materialize that would put investors “who held ProShares products for extended periods of more than a day” in “a ‘must lose’ position.” TAC ¶ 15. These market conditions existed, Plaintiffs maintain, when “the volatility (i.e., the day-to-day changes in prices) of the underlying index significantly exceeded its performance over time.” TAC ¶ 16.

The district court concluded that the existence of the undisclosed mathematical formula was implausible on its face. ProShares, 889 F. Supp. 2d at 656. In the alternative, the district court concluded that such a formula would “rely on inputs from the underlying index or benchmark, that those inputs could not be known in advance,” and that failure to predict future market performance was an immaterial omission. Id.

Here, Plaintiffs continue to pursue the argument and allege that ProShares “knew and could simulate from their mathematical formula exactly what was going to happen to investors for each market scenario, including the continuation of the actual, existing current daily volatility circumstances.” Pls. Br. at 11 (emphasis in original) (complaint citations omitted). According to Plaintiffs, ProShares knew “to the day when, if current actual volatility circumstances continued, their ETFs would become dysfunctional and an investor necessarily would lose from a correct judgment about the market.” Pls. Br. at 24-25 (complaint citations omitted).

We remain unpersuaded. Assuming, arguendo, that ProShares possessed an undisclosed mathematical formula that accurately predicted potential market conditions and the effect market volatility would have on ETF shares, Plaintiffs’ argument amounts to nothing more than an allegation that ProShares failed to disclose that the more an ETF’s underlying index changed value day-to-day for a particular investor, the more likely it became that the investor would experience long-term losses depending on when she invested. That does not constitute an actionable omission of an objective fact, but rather a general omission regarding the risks associated with (1) hypothetical investments over (2) hypothetical periods of time during (3) hypothetically volatile market conditions. ProShares cannot be expected to predict and disclose all possible negative results across any market scenario. Appendix A illustrates this point.

In tandem with this argument, Plaintiffs assert that ProShares failed to disclose the risks of “excess daily index volatility” which its mathematical formula predicted and that eventually materialized.4 ProShares, however, consistently disclosed the effect market volatility had on ETFs. The first relevant ProShares I prospectus warned, under Principal Risk Considerations, that the “equity markets are volatile, and the value of securities, futures, options, contracts and other instruments correlated with the equity markets may fluctuate dramatically from day-to-day.”

[4]	Plaintiffs make a distinction between “inherent facts” and “materialization facts.” For example, Plaintiffs argue that ETFs were subject to an inherent risk of excess market volatility which ProShares omitted and that once the markets became excessively volatile those inherent risks became materialized risks. For the purpose of our analysis, this distinction is without a difference.

June 19, 2006 ProShares I Prospectus at 8, 64. “This volatility may cause the value of an investment in a[n ETF] to decrease.” Id. at 65. ProShares also warned that the net asset value of an ETF and its market price would be made more volatile than its underlying index on account of leveraged investment techniques that magnify exposure to the underlying index. Finally, ProShares highlighted and bullet-pointed the risk: “Volatility Risk – [Leveraged ETFs] seek to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently ha[ve] the potential for greater losses.” Id. at 9. In addition, the earliest ProShares II prospectus warned that price “volatility, which is exacerbated by the use of leverage, may possibly cause the total loss of an investor’s investment.” Nov. 17, 2008 ProShares II Reg. Stmt. at 4.

While “it is not sufficient that overtones might have been picked up by the sensitive antennae of investment analysts,” Gerstle v. Gamble-Skogmo, Inc., 478 F. 2d 1281, 1297 (2d Cir. 1973) (Friendly, Judge), no reasonable investor could read these prospectuses without realizing that volatility, combined with leveraging, subjected that investment to a great risk of long-term loss as market volatility increased.

B. Misleading Statements

“Our conclusion that the [`33 Act] did not directly require defendants to disclose the allegedly omitted information does not mark the end of our inquiry.” Morgan Stanley, 592 F. 3d at 365. “Section 11 [also] call[s] for the disclosure of information that is necessary to avoid rendering misleading the representations in prospectuses.” Id. (citing 15 U.S.C. § 77k(a)). Our inquiry here is the same as it was above: “we review documents holistically and in their entirety.” Id. (citing Olkey, 98 F. 3d at 5). “The literal truth of an isolated statement is insufficient; the proper inquiry requires an examination of defendants’ representations, taken together and in context.” Id. (quotation marks and citation omitted).

Plaintiffs complain that ProShares prospectuses included “numerous” misleading statements about the positive results of 1, 3, 5, and 10 year investments in ProShares ETFs. See Pl. Br. at 38 (complaint citations omitted). Indeed, Plaintiffs provide us with a string citation to the complaint outlining at least eight categories of misleading statements across various prospectuses. See, e.g., TAC ¶

102(a)-(h). Plaintiffs’ appeal, however, focuses on only three specific alleged misrepresentations. See Tolbert v. Queens College, 242 F. 3d 58, 75 (2d Cir. 2001) (“[I]ssues adverted to in a perfunctory manner, unaccompanied by some effort at developed argumentation, are deemed waived.” (internal quotation omitted)).

1. 1, 3, 5, and 10 Year Cost Projections

Plaintiffs contend that ProShares provided tables which illustrated the hypothetical costs of investing in ProShares I ETFs for 1, 3, 5, and 10 year periods, which misleadingly implied that ProShares ETFs were suitable 1, 3, 5, and 10 year investments. See TAC ¶ 102(a). The district court dismissed the argument for two reasons. First, it reasoned that the “various projections . . . fall far short of undercutting the emphasis on the daily nature of the ETFs.” ProShares, 889 F. Supp. 2d at 655. Second, it concluded that because Form N-1A required disclosure of that exact information, ProShares could not expect that the SEC would require that information be specifically “identified, qualified, or tempered.” Id. We agree with the first half of the district court’s analysis and affirm its conclusion.

The contested tables are presented as an example of the costs of investing in ProShares I ETFs assuming a $10,000 investment for time periods spanning 1, 3, 5, and 10 years -assuming a 5% return each year. Form N-1A requires those assumptions. This makes sense because the example is intended to help investors compare the cost of investing in ProShares with the cost of investing in other funds. It would be difficult to cross-compare the costs of investing in different funds were prospectuses to use different time periods, different assumptions about annual returns, and different assumptions about the amount invested. The ProShares I prospectuses also tie cautionary language to the tables, which Form N-1A does not expressly require: the table was for “illustration purposes only” and was not “meant to suggest actual or expected fees and expenses or returns, all of which may vary.” See, e.g., Sept. 28, 2007 Reg. Stmt. at 20.

We conclude that the cost tables, placed in context, would not lead a reasonable investor into thinking that ProShares I ETFs were safe 1, 3, 5, and 10 year investments. We also agree with the district court that the tables do not undercut the disclosures regarding the ETFs’ daily objectives with all the attendant warnings already described in this opinion. Accordingly, we are unpersuaded by Plaintiffs’ attempt to isolate and construe a single element of ProShares I’s prospectuses. See DeMaria, 318 F. 3d at 180. It is therefore implausible that a reasonable investor would have been misled by the cost tables.5

[5]	The district court also commented that the tables did not create liability because the “plaintiffs point[ed] to no case that holds that information that the SEC requires must be specifically identified, qualified, or tempered.” ProShares, 889 F. Supp. 2d at 655. While Form N-1A requires the allegedly misleading table, it also requires this information to be “in plain English under rule 421(d) under the Securities Act.” See Skinner Decl. Ex. 5 at 11 (SEC Form N-1A). Rule 421(d) requires that financial data be presented in “an understandable manner” and that any information provided “must not be misleading.” 17 C.F.R. § 230.421(d)(3). Accordingly, there remains a possibility that an issuer might present required information in a misleading manner. That, however, is not this case.

2. Correlation Risks and Line Graphs

Beginning with the September 28, 2007 ProShares I prospectus, Plaintiffs assert that ProShares I included correlation-risk disclosures which included line-graph examples that misled them into thinking that an ETF’s divergence from its underlying index would be somewhere in the ballpark of 0.6%-2.2%. TAC ¶¶ 29-43, 102, 203-220.

The correlation-risk disclosure expressly warns that there is no guarantee that an ETF will achieve a high degree of correlation with its benchmark and lists factors that prevent perfect correlation. For Plaintiffs’ leveraged funds “there [was] a special form of correlation risk[:] for periods greater than one day, the use of leverage tends to cause the performance of an [ETF] to be either greater than or less than the index performance.” See Sept. 28, 2007 ProShares I Reg. Stmt at 8.

To “illustrate” how leveraging increases correlation risk, the prospectus included three line graphs that “simulated [a] hypothetical one year performance of an index compared with the performance of a fund that perfectly achieved its investment objective of twice (200%) the daily index return.” Id. “Each of the graphs [assumed] a volatility rate of 15%, which [was] an approximate average of the five-year historical volatility rate” of certain indices. Id. But, “[o]ther indexes to which the [ETFs] are benchmarked ha[d] different historical volatility rates; certain of the [ETFs] historical volatility rates [were] substantially in excess of 15%.” Id.

The line graphs show that where a leveraged ETF meets its daily objectives each day, with the above assumptions, its value could diverge from the index’s performance by 2.2% in a flat market, 0.7% in an upward-trending market, and 0.6% in a downward-trending market. After the presentation of the graphs, the prospectus referred potential investors to the SAI “for a further discussion of how both index volatility and index performance can impact” ETF performance. The SAI includes a “wedge graph” that represents the effect market volatility would have on a leveraged ETFs’ annual correlation with index volatility ranging from 0%-40% at 5% intervals. The wedge graphs clearly demonstrate that at high levels of volatility an ETF’s value could move in the opposite direction from its underlying benchmark. We have included an example wedge graph in Appendix B.

Plaintiffs complain that the line graphs misled them into believing that annual ETF returns ran the risk of only a slight disconnection (.6% - 2.2%) from an index’s performance. We have already concluded that the ProShares prospectuses, absent the wedge graphs, clearly described the daily investment objectives, the nature of ETFs, and, in plain English, warned that leveraging, volatility, and compounding could cause an ETF’s performance to significantly diverge from its underlying index. We have also already concluded that the relevant prospectuses disclosed that aggressive investment techniques exposed the ETFs to dramatic losses and an imperfect correlation with its index.

The addition of the line graphs does not alter those conclusions, and we agree with the district court that this one-year representation does not undercut the representations throughout the rest of the prospectuses.

This is especially true because the disclosure introducing the line graphs clearly explained that the line graphs assumed 15% volatility and that many of the ETF indices have historically experienced volatility substantially in excess of 15%. It is therefore implausible that a reasonable investor would expect that an ETF’s divergence from its underlying index would be only minimal.

3. SAIs and Wedge Graphs

Plaintiffs argue that the district court impermissibly relied upon the wedge graphs to dilute their cost-table and line-graphs arguments and to bolster ProShares’ disclosures. See Pls. Br. at 46-47. That argument is misplaced, however, because the district court concluded, as we do here, that it was “not possible to read the registration statements - even those issued before the wedge graphs were added in September 2007 - without understanding that the ETFs were particularly risky and speculative and were intended to meet their stated goal only over the course of a single day.” ProShares, 889 F. Supp. 2d at 655. Moreover, the district court also concluded that the “diverge significantly” disclosures plainly contemplated the possibility that certain investors would lose money despite correctly predicting the direction of an underlying index. Accordingly, the district court did not rely on the wedge graphs to reach its conclusions; nor do we.

Plaintiffs also contend that the wedge graphs constitute a unique principal-risk disclosure that ProShares impermissibly buried in the SAI. Plaintiffs’ argument, however, merely repackages what they argued earlier: ProShares failed to disclose the effect of excess daily volatility in the principal-risk portion of the prospectuses. Because we concluded that ProShares’ volatility disclosures and prospectuses sufficiently warned of the effects excess market volatility would have on an ETF, spelling out the details of those disclosures in the SAI does not violate the securities laws. As we have recognized: “to avoid prospectus disclosures that are too long and complex, Form [N-1A] calls for a streamlined, simplified prospectus” and an SAI which “offer[s] issuers the opportunity to provide more detailed discussions of matters required to be in the prospectus.” Morgan Stanley, 592 F. 3d at 352 n. 2 (quotation marks and citations omitted).6

[6]	ProShares asserts that the law of this Circuit permits reliance on information contained in the SAI in evaluating section 11 claims. See ProShares’ Br. at 53 (citing Hunt v. Alliance N. Am. Gov’t Income Trust, Inc., 159 F. 3d 723, 730-31 (2d Cir. 1998)). Hunt, however, only looked at an SAI to contextualize a prospectus’ disclosures. Id. Accordingly, Hunt does not permit relegating to the SAI material risk disclosures that Form N-1A requires to be in the prospectus; nor could it.

Finally, Plaintiffs allege that the wedge graphs themselves were materially misleading for not contemplating the effects of volatility above 40% and the effect volatility would have on short-term investments.7 But, as the district court concluded, no reasonable investor could read the prospectuses without understanding beyond-a-day risk exposure or that risks increased as volatility increased above 40%. In fact, the complaint itself acknowledges that ProShares could not meet its objectives beyond a day, TAC ¶ 100, and all of the ProShares prospectuses made clear that leveraging, compounding, volatility, and aggressive investment techniques subject the ETFs to high degrees of risk.8 Accordingly, it is implausible that a reasonable investor would read these offering documents without understanding the potential for rapid, substantial loss.

[7]	We note a bit of an internal inconsistency in Plaintiffs’ theories of liability: Plaintiffs argue that the district court impermissibly relied upon the wedge graphs “buried” in the SAI in analyzing the complaint while simultaneously maintaining that this same buried information misled them about ETF risks. Plaintiffs’ complaint actually presents the point heading “Additional Misleading Statements in the SAI.” TAC ¶¶ 44-47. It’s curious that Plaintiffs could not find this information to get a more in-depth understanding of the funds but have no trouble using that same information to shoulder ProShares with liability.
[8]	Plaintiffs argue that In re Direxion Shares ETF Trust counsels against reliance on the “daily objective” disclosures. 279 F.R.D. 221 (S.D.N.Y. 2012). The district court here, however, relied on the total mix of ProShares’ disclosures and correctly identified significant differences between Direxion’s offering documents and ProShares’ offering documents. Without commenting on Direxion’s merits, Plaintiffs have not persuaded us that the district court erred in parsing these differences.

C. Corrective Disclosures

Plaintiffs allege that ProShares made new disclosures beginning on the last day of the class period, thereby tacitly conceding that the class-period disclosures failed to reveal critical facts. These new disclosures include, inter alia, (1) acknowledging that volatility could cause an ETF to “move in [the] opposite direction as the index,” TAC ¶ 181 (quoting July 31, 2009 Am. No. 16 of Reg. Stmt. at 410); (2) stating that an “investor’s views on the future direction and volatility of the markets can be useful tools for investors,” TAC ¶ 185-186 (quoting July 31, 2009 Amendment No. 16 of Reg. Stmt. at 410); and (3) advising that investors should be willing to “monitor and/or periodically rebalance their portfolios,” id.

We have previously noted that where the “quality of [a] disclosure could have been improved[,] the advisability of revision does not render what was done deceptive or misleading.” Greenapple, 618 F. 2d at 211. The question always remains “whether the prospectuses, as written, adequately apprise the reader of the essential nature” of the securities. See id. Accordingly, these revisions do not alter our conclusion that the earlier ProShares prospectuses adequately warned of volatility’s effect on the magnitude and probability of loss. It is of no matter that ProShares came to use different, arguably clearer language. To hold an issuer who alters disclosures deemed adequate in the first instance suddenly liable because it found a better way to say what has already been said would perversely incentivize issuers not to strive for better, clearer disclosure language. Accordingly, the “corrective disclosures” do not alter our conclusions.

D. Section 15

Plaintiffs also brought claims under section 15 of the ‘33 Act against the individual defendants. “To establish [section] 15 liability, a plaintiff must [first] show a ‘primary violation’ of [section] 11 . . . .” Hutchinson v. Deutsche Bank Secs. Inc., 647 F. 3d 479, 490 (2d Cir. 2011) (internal quotation marks omitted). Having affirmed the dismissal of Plaintiffs’ section 11 claims, we also affirm the dismissal of their section 15 claims. See id.

CONCLUSION

The order of the United States District Court for the Southern District of New York (John G. Koeltl, Judge.), entered on September 12, 2012, dismissing Plaintiffs-Appellants’ third amended complaint, with prejudice, pursuant to Federal Rule of Civil Procedure 12(b)(6), is hereby AFFIRMED.

APPENDIX A

Hypothetical ETF Investments Seeking to Double the Daily Return of its Underlying Index

	Index	Investor A	Investor B
Initial Investment	$1,000	$1.000 (Purchased beginning of day 1)	$1,000 (Purchased beginning of Day 2)
Day 1 Return	$900 (-10%)	$800 (-20%)
Day 2 Return	$1,008 (+12%)	$992 (+24%)	$1,240 (+24%)
Day 3 Return	$982.80 (-2.5%)	$942.40 (-5%)	$1,178 (-5%)
Day 4 Return	$1,007.40 (+2.5%)	$989.52 (+5%)	$1,236.90 (+5%)
Total Return (Days 1-4)	+$7.40 (+.74%)	-$10.48 (-1.05%)
Total Return (Days 2-4)	+$107.40 (+11.9%)	+189.52 (+23.7%)	+$236.90 (+23.7%)

APPENDIX B

Example Wedge Graph

Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fees and Expenses, that Correspond to Twice (200%) the Inverse of the Daily Performance of an Index.

	200% Inverse of	Index Volatility
One Year Index Performance	One Year Index Performance	0%	5%	10%	15%	20%	25%	30%	35%	40%
-40%	80%	177.8%	175.7%	169.6%	159.6%	146.4%	130.3%	112.0%	92.4%	71.9%
-35%	70%	136.7%	134.9%	129.7%	121.2%	109.9%	96.2%	80.7%	63.9%	46.5%
-30%	60%	104.1%	102.6%	98.1%	90.8%	81.0%	69.2%	55.8%	41.3%	26.3%
-25%	50%	77.8%	76.4%	72.5%	66.2%	57.7%	47.4%	35.7%	-23.1%	10.0%
-20%	40%	56.3%	55.1%	51.6%	46.1%	38.6%	29.5%	19.3%	8.2%	-3.3%
-15%	30%	38.4%	37.4%	34.3%	29.4%	22.8%	14.7%	5.7%	-4.2%	-14.4%
-10%	20%	23.5%	22.5%	19.8%	15.4%	9.5%	2.3%	-5.8%	-14.5%	-23.6%
-5%	10%	10.8%	10.0%	7.5%	3.6%	-1.7%	-8.1%	-15.4%	-23.3%	-31.4%
0%	0%	0.0%	-0.7%	-3.0%	-6.5%	-11.3%	-17.1%	-23.7%	-30.8%	-38.1%
5%	-10%	-9.3%	-10.0%	-12.0%	-15.2%	-19.6%	-24.8%	-30.8%	-37.2%	-43.9%
10%	-20%	-17.4%	-18.0%	-19.8%	-22.7%	-26.7%	-31.5%	-36.9%	-42.8%	-48.9%
15%	-30%	-24.4%	-25.0%	-26.6%	-29.3%	-32.9%	-37.3%	-42.3%	-47.6%	-53.2%
20%	-40%	-30.6%	-31.1%	-32.6%	-35.1%	-38.4%	-42.4%	-47.0%	-51.9%	-57.0%
25%	-50%	-36.0%	-36.5%	-37.9%	-40.2%	-43.2%	-46.9%	-51.1%	-55.7%	-60.4%
30%	-60%	-40.8%	-41.3%	-42.6%	-44.7%	-47.5%	-50.9%	-54.8%	-59.0%	-63.4%
35%	-70%	-45.1%	-45.5%	-46.8%	-48.7%	-51.3%	-54.5%	-58.1%	-62.0%	-66.0%
40%	-80%	-49.0%	-49.4%	-50.5%	-52.3%	-54.7%	-57.7%	-61.1%	-64.7%	-68.4%

The foregoing tables are intended to isolate the effect of index volatility and index performance on the return of a leveraged fund. The fund’s actual returns may be significantly greater or less than the returns shown above as a result of any of factors discussed above or under “Correlation Risk” in the Prospectus. App-505 (9/28/07 RS at SAI 20).

United States Court of Appeals for the Second Circuit

Thurgood Marshall U.S. Courthouse

40 Foley Square

New York, NY 10007

DENNIS JACOBS	CATHERINE O’HAGAN WOLFE
CHIEF JUDGE	CLERK OF COURT

Date: July 22, 2013	DC Docket #: 09-cv-6935
Docket #: 12-3981cv	DC Court: SDNY (NEW YORK CITY)
Short Title: In Re: ProShares Trust Securit	DC Judge: Koeltl

BILL OF COSTS INSTRUCTIONS

The requirements for filing a bill of costs are set forth in FRAP 39. A form for filing a bill of costs is on the Court’s website.

The bill of costs must:

*	be filed within 14 days after the entry of judgment;

*	be verified;

*	be served on all adversaries;

*	not include charges for postage, delivery, service, overtime and the filers edits;

*	identify the number of copies which comprise the printer’s unit;

*	include the printer’s bills, which must state the minimum charge per printer’s unit for a page, a cover, foot lines by the line, and an index and table of cases by the page;

*	state only the number of necessary copies inserted in enclosed form;

*	state actual costs at rates not higher than those generally charged for printing services in New York, New York; excessive charges are subject to reduction;

*	be filed via CM/ECF or if counsel is exempted with the original and two copies.

United States Court of Appeals for the Second Circuit

Thurgood Marshall U.S. Courthouse

40 Foley Square

New York, NY 10007

DENNIS JACOBS	CATHERINE O’HAGAN WOLFE
CHIEF JUDGE	CLERK OF COURT

Date: July 22, 2013	DC Docket #: 09-cv-6935
Docket #: 12-3981cv	DC Court: SDNY (NEW YORK CITY)
Short Title: In Re: ProShares Trust Securit	DC Judge: Koeltl

VERIFIED ITEMIZED BILL OF COSTS

Counsel for

respectfully submits, pursuant to FRAP 39 (c) the within bill of costs and requests the Clerk to prepare an itemized statement of costs taxed against the and in favor of

for insertion in the mandate.

Docketing Fee

Costs of printing appendix (necessary copies		)

Costs of printing brief (necessary copies	________ _____	)

Costs of printing reply brief (necessary copies		)

(VERIFICATION HERE)

Signature